EXHIBIT 15.1

Graystone Company Now Generating Revenue from Bitcoin Mining Operation

Fort Lauderdale, FL – July 7, 2021 – Graystone Company, Inc. (OTC: GYST) announced today that the Company’s Bitcoin Mining Operations, which began on May 20, 2021 has begun generating revenue for the Company.

Additionally, the Company expects an additional 1,000 Terrahash (TH/s) to come online in September. The Company is working with its suppliers and investors to expediate the acquisition of additional mining equipment towards its goal of 50,000 TH/s in 2021 and 1,000,000 TH/s by 2024.

Based on current BTC pricing, 1,000 TH/s is expected to generate approximately $107,280 per year in revenue for the company.* The acquisition cost for the first 1,000 TH/s of $49,445 was paid by our CEO. Equipment will be hosted in the United States and the next installment of equipment is expected to be delivered and set-up by September 15, 2021. The cost of maintenance and power for the company’s mining operations will be at a rate of $1.69 per TH/s per month ($1,690 per month per 1,000 TH/s). The expected net revenue (net revenue minus the direct costs) is expected to be $87,000 per year per 1,000 TH/s.*

The Company’s goal of 50,000 TH/s is expected to generate $5,377,226 in gross revenue and $4,363,226 in net revenue.*

*Calculated using: https://novablock.com/calculator. These calculations are based as of the below assumptions and are subject to change based on increases in price for equipment, costs for power, changes in mining difficulty, and/or fluctuation in price per BTC. Assumptions as of July 6, 2021: BTC price $34,127.00. Difficulty 14363025673659.96

About The Graystone Company, Inc.

Graystone Company operates two divisions: A Bitcoin BTC mining operation and a Wellness, Longevity and Anti-Aging product line. The Graystone Company, Inc. (OTC PINK:GYST) is headquartered in Fort Lauderdale, FL., and can be contacted at www.thegraystonecompany.com or by phone @ (954) 271-2704.

Corporate Website: www.thegraystonecompany.com

Corporate Twitter: https://twitter.com/TheGraystoneco

Graystone Mining Twitter: https://twitter.com/Graystonemining

Notice Regarding Forward-Looking Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this news release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that any beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate.

For more information:

Graystone Company

Email: info@thegraystonecompany.com

Phone: (954) 271-2704